Exhibit 1

March 20, 2014

Kay Krill, President & Chief Executive Officer

Michael J. Nicholson, Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

ANN INC.

7 Times Square

New York, NY 10036

Dear Kay and Mike:

We enjoyed connecting with the Company earlier this week. As we discussed in our phone conversation, Golden Gate Capital is very pleased to have become a significant shareholder in ANN Inc. (“ANN”), and we look forward to working collaboratively and constructively with you as a long-term public investor to help create value for the Company and its shareholders.

As we discussed, we believe that ANN is a great business, with a thoughtful strategy, led by an extremely competent management team who has a long track record of success. We also believe that the Company’s stock is significantly undervalued, especially in light of today’s robust equity environment. We are writing today to be clear and transparent about our intentions, our approach, and what we believe we can contribute to you, your team, and your Board of Directors.

Golden Gate Capital and Public Equities

Golden Gate is a private investment firm based in San Francisco with over $12 billion of capital under management. Our perpetual fund structure and highly flexible investment mandate allow us to invest in multiple asset classes and securities across our industry groups without a fixed time horizon or liquidity constraints.

Our investment activities are broader than those of a typical private equity firm, and include (a) Structured Public Minority Investments in partnership with a public company board and management (such as Zale and Pacific Sunwear), (b) Public Equities (large, long-term stakes in strong but undervalued public companies, such as this investment in ANN), (c) Fixed Income investments via our wholly-owned specialty finance company (with over $800 million invested in retail and consumer businesses), and (d) Private Control Buyouts (including J. Jill and Eddie Bauer, among others). Investments in retailers comprise approximately one-third of our invested capital – in fact, we are one of the most active investors in specialty retail in the country today. We are also highly active in Technology, Industrials, and Business and Financial Services.

Golden Gate’s public equities strategy is to leverage our industry expertise, private equity experience, and ownership mentality in a public company context. We seek to invest in high-quality companies with great management teams that are meaningfully undervalued relative to their cash flow and earnings growth potential. We will act as a constructive lead investor and work collaboratively with management and the Board to contribute to shareholder value creation.

We endeavor to operate in a transparent and straightforward manner. We intend to be a long-term holder with a multi-year investment horizon. We do not invest with the intention to put companies ‘in play’ or to change management or directors. We believe this strategy delivers strong returns for Golden Gate’s investors and creates value for the other stakeholders of the companies in which we invest.

One Embarcadero Center, 39th Floor, San Francisco, CA 94111     tel 415.983.2700     fax 415.983.2701     www.goldengatecap.com

Golden Gate’s Investment in ANN

We believe ANN is a great business with a strong market position, with high-quality brands and a sound real estate portfolio.

We believe ANN is very well-managed, and we have been impressed with you and your team’s consistent accomplishments, including:

•	Positive same-store sales in 14 of the last 16 quarters (averaging 6% per quarter)

•	Effective investment in the store base (68 new stores per year over the last three years, 70% of the fleet new or recently remodeled)

•	Successful assortment revitalization and brand positioning, setting the Company up for long-term success

•	Proactive and ongoing cost structure optimization

We believe ANN is executing a sound multi-brand business strategy and has multiple avenues for growth, including:

•	Store productivity enhancement, driving to $400 per square foot

•	New store growth, both domestically and internationally

•	A clear and aggressive omni-channel strategy

•	A continued focus on assortment initiatives, including sub-brands and accessories

Lastly, we believe the Company’s shares are significantly undervalued, presenting a rare opportunity for a firm such as Golden Gate to become a significant shareholder in a high-quality and well-managed business at a very attractive valuation.

We have tremendous respect and admiration for you and your Company, and we look forward to working with you as a meaningful, constructive, long-term investor. We recognize the potential impact that a 13D filing can have on a company and its shareholder base, and we therefore wanted to be very clear and transparent about our intentions regarding this exciting investment in ANN.

We believe our experience investing in specialty retailers will allow us to meaningfully contribute to our collective goal of maximizing shareholder value, and we look forward to continuing our discussion about the opportunities available to your great brands.

Sincerely,

/s/ Josh Olshansky	/s/ Neale Attenborough	/s/ Josh Cohen
Josh Olshansky	Neale Attenborough	Josh Cohen
Managing Director	Operating Partner	Managing Director
Head of Retail Group	Retail Group	Retail Group

One Embarcadero Center, 39th Floor, San Francisco, CA 94111     tel 415.983.2700     fax 415.983.2701     www.goldengatecap.com